EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Twenty-six
	weeks ended		Fiscal year ended
	Jul. 31,	Aug. 1,	Jan. 30,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,
	2010	2009	2010	2009	2008	2007	2006
NET EARNINGS
Income (loss) from continuing operations	$60	$30	$47	$(79)	$43	$247	$263
Income tax expense (benefit)	34	17	26	(21)	(93)	145	142
Interest expense, excluding capitalized interest	7	6	13	16	21	23	23
Portion of rents deemed representative of the
interest factor	109	112	217	225	224	214	210
	$210	$165	$303	$141	$195	$629	$638

FIXED CHARGES
Gross interest expense	$7	$6	$13	$16	$21	$23	$23
Portion of rents deemed representative of the
interest factor	109	112	217	225	224	214	210
	$116	$118	$230	$241	$245	$237	$233

RATIO OF EARNINGS TO FIXED CHARGES	1.8	1.4	1.3	0.6	0.8	2.7	2.7